EXHIBIT 12

QUANTUM CORPORATION

STATEMENT OF COMPUTATION OF RATIOS
OF EARNINGS TO FIXED CHARGES

	2002	2001	2000	1999	1998
	(dollars in thousands)
Income (loss) from continuing operations before income taxes	$(109,801)	$261,635	$267,351	$264,318	$366,654
Add fixed charges	29,786	23,325	22,645	21,655	23,835

Earnings (as defined)	$(80,015)	$284,960	$289,996	$285,973	$390,489

Fixed charges:
Interest expense	$23,094	$17,658	$18,978	$18,322	$21,835
Amortization of debt issuance costs	(i)	(i)	(i)	(i)	(i)
Estimated interest component of rent expenses	6,692	5,667	3,667	3,333	2,000

Total fixed charges	$29,786	$23,325	$22,645	$21,655	$23,835

Ratio of earnings to fixed charges	note (ii)	12.22	12.81	13.21	16.38

(i)	In all years presented, the amortization of debt issuance costs is included in interest expense.
(ii)	Earnings, as defined, were insufficient to cover fixed charges by $110 million.